   As filed with the Securities and Exchange Commission on January 19, 2001

                                                  Registration No. 333-48536

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ___________

                          AMENDMENT NO.1 TO FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                  ___________

                      TERAYON COMMUNICATION SYSTEMS, INC.

            (Exact name of registrant as specified in its charter)

          Delaware                              3661                      77-0328533
(State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)       Classification Code Number)     Identification Number)

                             2952 Bunker Hill Lane
                         Santa Clara, California  95054
                                 (408) 727-4400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Edward Lopez
                                General Counsel
                             2952 Bunker Hill Lane
                         Santa Clara, California 95054
                                 (408) 727-4400

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ___________

                                   Copies to:

                                Karyn S. Tucker
                             Angelique C. Tremble
                               Rachel N. Halpren
                              Cooley Godward LLP
                        One Maritime Plaza, 20/th/ Floor
                            San Francisco, CA 94111
                                (415) 693-2000
                                  ___________

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after the Registration Statement becomes effective.

--------------------------------------------------------------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


___________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the "SEC"), acting pursuant to said Section 8(a), may determine.

(1) The registration fee was previously paid.

The information in this prospectus is not complete and may be changed. The selling holders may not sell these securities until the Registration
Statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                              (January 19, 2001)

                      TERAYON COMMUNICATION SYSTEMS, INC.

                                 $500,000,000

      of 5% Convertible Subordinated Notes Due 2007 and 5,951,673 Shares of Common Stock Issuable Upon Conversion of the Notes


This prospectus relates to the 5% Convertible Subordinated Notes of Terayon Communication Systems, Inc., a Delaware Corporation, due 2007 (the "Notes") held by certain holders of the Notes who may offer for sale the Notes and the shares of common stock into which the Notes are convertible at any time at market prices prevailing at the time of the sale or at privately negotiated prices. The selling holders may sell the Notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the firm of discounts, concessions or commissions.

The holders of the Notes may convert the Notes into shares of our common stock at any time at a conversion rate of 11.9033 shares per $1,000 principal amount of Notes. Interest on the Notes is payable on February 1 and August 1 of each year, commencing on February 1, 2001. After October 24, 2000, we may redeem the Notes, in whole or in part, at the redemption prices as set forth in this prospectus. However, we may not redeem the Notes on or after October 24, 2000 and before August 7, 2003 unless the closing price of our stock exceeds 150% of the conversion price then in effect for at least 20 trading days in a consecutive 30-day period preceding the date we mail the redemption notice. As of the date of this prospectus, the conversion price is $84.01 per share.

In the event of a change in control, defined in this prospectus, each holder of Notes may require us to repurchase the Notes for cash at 100% of the principal amount of the Notes plus accrued interest.

The Notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness.

There are no sinking fund provisions.

Our common stock is listed on the Nasdaq National Market under the symbol "TERN." On January 11, 2001, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $5.875.

The Notes are currently eligible for trading on the Portal Market of the National Association of Securities Dealers, Inc.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

     The securities offered or sold under this prospectus have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is ______________, 2000

     In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy an securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

     Terayon, TeraComm, TeraLink, TeraPro, TeraView, CherryPicker and the Terayon logo are our trademarks. This prospectus also includes trade dress, trade names and trademarks of other companies. Our use or display of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with the trademark or trade dress owners.

     Unless the context otherwise requires, the terms "we," "our," "us" or "Terayon" refers to Terayon Communication Systems, Inc., a Delaware corporation.

     All share numbers in this prospectus reflect the two-for-one stock split effected by us on April 25, 2000.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described (or that they will happen at all) and that actual results could differ materially. The sections entitled "Risk Factors" beginning on page 6 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our Annual Report, Quarterly Reports and Form 8-K filed in July 2000 contain a discussion of some of the factors that could contribute to those differences You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties including but not limited to:

   .  risks associated with the effect of economic conditions;

   .  future capital needs;

   .  our ability to identify, complete and integrate acquisitions successfully;

   .  risks associated with retaining our significant customers;

   .  our strategies for reducing the costs of our products;

   .  our product development efforts;

   .  the impact of competition and technological change on us;


   .  industry trends and future growth in the markets for our products;

   . the timing of our introduction of new products and the extent of the deployment of our products by our customers;

   . our dependence on industry trends and the future growth in the markets for cable modem systems and other broadband access systems;

   .  the impact of legislation and regulation;


   . The effect of GAAP accounting pronouncements on our recognition of revenues;

   .  the loss of key employees; and

   . the loss associated with future and pending ligitation matters, as they may arise

   You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on page 4. We assume no responsibility for updating forward-looking information contained in this prospectus.

                                      1.

                              PROSPECTUS SUMMARY


   The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 1999, as amended on Form 10-K/A filed on April 28, 2000, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as amended by the Form 10-Q/A filed with the SEC on November 15, 2000, our Report on Form 8-K filed with the SEC on July 18, 2000, our Report on Form 8-K filed with the SEC on October 5, 2000, our Report on Form 8-K filed with the SEC on October 23, 2000 and our Report on Form 8-K filed with the SEC on January 9, 2001 for more information on our business and the risks involved in investing in our stock.

                                    Terayon

   Overview

   We develop, market and sell broadband access systems that enable cable operators and other providers of broadband access services to cost effectively deploy reliable broadband access services over cable, copper wire utilizing digital subscriber line technology (or DSL) and wireless systems. We have substantial development and marketing resources focused on cable operators. However, through internal development and recent acquisitions of complementary technology and businesses, we also are focusing on service providers that offer broadband access through existing copper wire infrastructures and wireless systems.

   In recent years, the volume of bandwidth-intensive data, voice and video traffic across existing cable infrastructure, the Internet, corporate intranets and other public networks has increased dramatically. International Data Corporation estimates that the number of worldwide Internet users will increase from approximately 200 million at the end of 2000 to more than one billion by the end of 2005. IDC estimates that the number of homes in the United States with broadband access will increase from two million at the end of 1999 to 20 million by the end of 2003. As a result of the rapid evolution of broadband access, cable operators, providers of telephone services and other service providers are providing a bundle of voice, data and video services to their residential and commercial subscribers over existing and new infrastructures.

   Our objective is to be the leading provider of broadband access systems to providers of broadband services that use existing cable, copper wire (DSL) and wireless networks to offer services to residential and commercial customers. Key elements of our strategy include the following:

   .  build a complete portfolio of broadband products;

   .  supply leading broadband service providers worldwide;

   .  increase our presence in existing and new markets;

   .  extend technology leadership and advance industry standards; and

   .  provide superior customer support.

   Our primary product is the TeraComm system, which is based on our patented Synchronous Code Division Multiple Access or "S-CDMA" technology. Our S-CDMA technology enables reliable two-way broadband data communications over both pure coaxial and hybrid fiber/coax cable infrastructure and is designed to enable cable operators to maximize the capacity and reliability of broadband data services over any cable plant. In furtherance of our strategy to provide a complete portfolio of broadband products, we have recently completed several acquisitions of complementary broadband technologies, including digital video management systems, DSL and wireless.

                                       2.

   We sell our broadband access products to cable operators and other providers of broadband access services through direct sales forces in North America, South America, Europe and Asia. We also distribute our products via distributors and systems integrators. Companies currently using or distributing our TeraComm system include Rogers Communications, Inc., Shaw Communications, Inc., TCA Cable TV, Inc. (a subsidiary of Cox Communications, Inc.), United Pan-Europe Communications and Crossbeam Networks Corporation, a wholly owned subsidiary of Sumitomo Corporation. Companies currently using our DSL products include major ILEC's (Incumbent Local Exchange Carriers) in the United States, including SBC, Bell Atlantic, Bell South, U.S. West and GTE.

   Our company was incorporated in California in January 1993 and reincorporated in Delaware in July 1998. Our executive offices are located at 2952 Bunker Hill Lane, Santa Clara, California 95054 and our telephone number is (408) 727-4400. Our Web site is located at www.terayon.com. Information contained on our Web site does not constitute part of this offering memorandum.

Recent Events

   In December 2000, we acquired TrueChat, Inc. ("TrueChat") a company that develops communication systems that enable multimedia teleconferencing and provides increased control over teleconference parameters.

                                       3.

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We Have a Limited Operating History and a History of Losses.

   We have a limited operating history, and it is difficult to predict our future operating results. We began shipping products commercially in June 1997, and we only have been shipping products in volume since the first quarter of 1998. As of September 30, 2000, we had an accumulated deficit of $237,624,000. We believe that we will continue to experience net losses for the foreseeable future. Most of our expenses are fixed in advance, and we generally are unable to reduce our expenses significantly in the short term to compensate for any unexpected delay or decrease in anticipated revenues. We expect to continue to increase expenses for the foreseeable future to support increased sales and marketing and technical support costs. Any significant delay in our anticipated revenues or commercialization of new products would harm our business. The revenue and profit potential of our business and our industry are unproven. We had negative gross margins from our inception until the fourth quarter of 1998, and any future revenue growth may not result in positive gross margins or operating profits in future periods.

Our Operating Results May Fluctuate.

   Our quarterly revenues are likely to fluctuate significantly in the future due to a number of factors, many of which are outside our control. Factors that could affect our revenues include the following:

   .  variations in the timing of orders and shipments of our products;

   .  variations in the size of the orders by our customers;

   .  new product introductions by competitors;

   .  delays in our introduction of new products;

   .  delays in our receipt of orders forecasted by our customers;

   . delays by our customers in the completion of upgrades to their cable infrastructure;

   . variations in capital spending budgets of broadband access service providers;

   . adoption of industry standards and the inclusion in or compatibility of our technology with any such standards; and

   . delays in obtaining regulatory approval for commercial deployment of cable modem systems.

   Our expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activities. Research and development expenses will vary as we begin development of new products and as our development programs move to wafer fabrication and prototype development, which results in higher engineering expenses.

   A variety of factors affect our gross margin, including the following:

   .  the sales mix of our products;

                                      4.

   .  the volume of products manufactured;

   .  the type of distribution channel through which we sell our products;

   .  the average selling prices or "ASPs" of our products; and

   .  the effectiveness of our cost reduction measures.

   We anticipate that unit ASPs of our products will decline in the future.
This could cause a decrease in the gross margins for these products. In addition, the maturity of TeraComm system deployments affects our gross margin. New deployments of the TeraComm system involve the sale of headend equipment (which has higher margins) and generally involve smaller quantities of product. New deployments typically are sold at higher margins than the larger volume sales of product associated with more mature deployments of the TeraComm system. The sales mix of TeraLink 1000 Master Controllers, TeraLink Gateways and TeraPro cable modems also affects our gross margin. The TeraPro cable modems have significantly lower margins than the TeraLink 1000 Master Controller and TeraLink Gateway headend products. We expect to achieve significantly lower margins on the TeraPro cable modems for the foreseeable future. Further, we expect that sales of TeraPro cable modems will continue to constitute a significant portion of our revenues for the foreseeable future.

   We also anticipate that our operating results will be impacted by sales, gross profit and operating expenses of acquired companies. The impact of these factors on our operating results will vary as we acquire additional companies.

We Are Dependent on a Small Number of Customers.


     Three customers (two of which are related parties) accounted for approximately 50% of our revenues for the quarter ended September 30, 2000. We believe that a substantial majority of our revenues will continue to be derived from sales to a relatively small number of customers for the foreseeable future. In addition, we believe that sales to these customers will be focused on a limited number of projects.

   The cable industry is undergoing significant consolidation in North America and internationally, and a limited number of cable operators controls an increasing number of cable systems. Currently, ten cable operators in the United States own and operate facilities passing approximately 86% of total homes passed. In addition, the North American DSL market is concentrated with the major ILECs, constituting a significant percentage of the market. As a result, our sales will be largely dependent upon product acceptance by the leading broadband service providers. Currently, the timing and size of each customer's order is critical to our operating results. Our major customers are likely to have significant negotiating leverage and may attempt to change the terms, including pricing, upon which we do business with them. These customers also may require longer payment terms than we anticipate, which could require us to raise additional capital to meet our working capital requirements.

Acquisitions Could Result In Dilution, Operating Difficulties and Other Adverse Consequences.


    We have acquired ten businesses since September 1999: Imedia Corporation in September 1999; Radwiz Ltd. in November 1999; Telegate Ltd. in January 2000; the Access Network Electronics business of Tyco Electronics Corporation in April 2000; ComBox Ltd. in April 2000; some assets of Internet Telecom Ltd. in April 2000; Ultracom Communications Holdings (1995) Ltd. in April 2000; Digital Transmission Equipment in September 2000; Mainsail Networks, Inc. in September 2000; and TrueChat in December 2000. If appropriate opportunities present themselves, we intend to acquire additional businesses, technologies, services or products that we believe are strategic. The process of integrating any acquired business into our business and operations is risky and may create unforeseen operating difficulties and expenditures. The areas in which we may face difficulties include:

                                   5.

   . diversion of management time (both ours and that of the acquired companies) during the period of negotiation through closing and after closing from the ongoing development of our businesses, issues of integration and future products;

   . decline in employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects or the direction of the business;

   . the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if this integration is delayed or not implemented; and

   . the need to implement controls, procedures and policies appropriate for a larger public group of companies that prior to acquisition had been smaller, private companies.

   We have very limited experience in managing this integration process. Moreover, the anticipated benefits of any or all of these completed or pending acquisitions may not be realized.


   Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of additional debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions also could require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

The Sales Cycle for Our Products Is Lengthy.

   The sales cycle associated with our products typically is lengthy, often lasting six months to a year. Our customers typically conduct significant technical evaluations of competing technologies prior to the commitment of capital and other resources. In addition, purchasing decisions may be delayed because of our customers' internal budget approval procedures. Sales also generally are subject to customer trials, which typically last three months. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter do not occur in that quarter, our operating results for that quarter could suffer.

There Are Many Risks Associated with Our Participation in the Establishment of Advanced Physical Layer Specifications to Be Added to DOCSIS.

   In November 1998, CableLabs selected us to co-author DOCSIS 1.2 (Data Over Cable Service Interface Specifications), an enhanced version of the DOCSIS cable modem specification based in part on our S-CDMA technology. In September 1999, CableLabs indicated that it intended to proceed with the advanced physical layer ("PHY") work on two parallel tracks: one for the development of a prototype based on our S-CDMA technology and one for the inclusion of Advanced TDMA technology (Time Division Multiple Access), as proposed by other companies. In February 2000, CableLabs further clarified the status of the advanced PHY project regarding a separate release that will include TDMA technologies. In addition, CableLabs reiterated that it is continuing to work with us on the development of a DOCSIS specification that could include our S-CDMA technology. To that end, CableLabs has requested that we submit a prototype of a DOCSIS system that incorporates an S-CDMA advanced PHY capability for testing. CableLabs has stated that if the testing of this prototype reveals that the S-CDMA advanced PHY works as claimed (including proper backwards compatibility and coexistence with the other aspects of DOCSIS), and if the costs for adding S-CDMA to DOCSIS products are in line with estimates, then it is likely, but not certain, that S-CDMA advanced PHY capabilities will be included in a future version of the DOCSIS specification. The prototype we submit to CableLabs may fail to demonstrate the level of performance that CableLabs seeks; even if it does meet performance expectations there can be no guarantee that CableLabs will incorporate the technology into a future version of DOCSIS specifications. In addition, if CableLabs does proceed to include S-CDMA in a future DOCSIS specification, there can be no guarantee that the DOCSIS S-CDMA specification will be the same as the specification we incorporated in the prototype submitted for tests, which may require us to further develop our prototype.

   Our future revenues and operating results are likely to suffer if S-CDMA is not included in a future release of

                                      6.

DOCSIS. We also may incur substantial additional research and development expenditures to adapt our specifications to the version adopted by CableLabs. CableLabs has not established a schedule for adding the S-CDMA capabilities to the DOCSIS specifications. Delays in the establishment of a final specification for S-CDMA in DOCSIS could harm our plans to sell DOCSIS compatible modems and headend equipment. In particular, if the final DOCSIS S-CDMA specification is not approved prior to the time when we are ready to ship DOCSIS products with S-CDMA features included, then we may be required to delay the introduction of those products until the DOCSIS S-CDMA specification is released or to introduce the S-CDMA features as proprietary enhancements to a standard DOCSIS product. Either one of these events could harm revenues and operating results.

   We have already given CableLabs assurances that we will contribute some aspects of our proprietary S-CDMA technology to a royalty-free intellectual property pool, if S-CDMA is included in a future version of DOCSIS specifications. This royalty-free pool has been established by CableLabs to facilitate the participation of as many vendors as possible in providing equipment that is compatible with the DOCSIS specifications. As a result, any of our competitors who join the DOCSIS intellectual property pool would have access to some aspects of our technology and would not be required to pay us any royalties or other compensation. If a competitor is able to duplicate the functionality and capabilities of our technology, we could lose some or all of the time-to-market advantage we might otherwise have, which could harm our future revenues and operating results.

   We believe the addition of advanced upstream PHY capabilities to DOCSIS will increase the overall market for DOCSIS-compatible products, and as such will result in increased competition in the cable modem market. This competition could come from existing competitors or from new competitors who enter the market as a result of the enhancements to the specifications. This increased competition is likely to result in lower ASPs of cable modem systems and could harm revenues and gross margins. Because our competitors will be able to incorporate some aspects of our technology into their products, our current customers may choose alternate suppliers or choose to purchase DOCSIS-compliant cable modems with advanced PHY capabilities from multiple suppliers. We may be unable to produce DOCSIS compliant cable modems with advanced PHY capabilities more quickly or at lower cost than our competitors. The inclusion of our S-CDMA technology in future DOCSIS specification could result in increased competition for the services of our existing employees who have experience with S-CDMA. The loss of these employees to one or more competitors could harm our business.

   DOCSIS standards have not yet been accepted in Europe and Asia. An alternate standard for cable modem systems, called the EuroModem standard, or Digital Video Audio Council ("DAVIC")/Digital Video Broadcasting ("DVB"), has been formalized, and some European cable system operators have embraced it. We intend to develop and sell products that comply with the EuroModem standard and to pursue having portions of our S-CDMA technology included in a future version of the EuroModem standard. We may be unsuccessful in these efforts.

We Need to Develop New Products in Order to Remain Competitive.

   Our future success will depend in part on our ability to develop, introduce and market new products in a timely manner. We also must respond to competitive pressures, evolving industry standards and technological advances. Our current S-CDMA products are not DOCSIS-compliant. We are currently developing a prototype of a DOCSIS system that incorporates an S-CDMA advanced PHY capability for testing and eventual inclusion in the DOCSIS standard. There is no guarantee that we will be successful in developing the prototype or that the prototype, if successfully developed, will be included in a future release of the DOCSIS standard. We anticipate that during the year 2001, existing or potential customers may delay purchases of our TeraComm system in order to purchase systems that comply with the DOCSIS standard. In addition, potential new customers could decide to purchase DOCSIS-compliant products from one or more of our competitors rather than from us. As a result, our product sales may be lower than we anticipate. In order to promote sales of our current products, we may be required to reduce our prices for sales to existing customers. This would harm our operating results and gross margin.

   As a result of the inclusion of TDMA technology in the new DOCSIS version announced by CableLabs in February 2000, we will have to incorporate advanced TDMA technology into our DOCSIS-compliant products. If we are unable to do this effectively, or in a timely manner, we will lose some or all of the time-to-market advantage we might otherwise have had.

                                      7.

   Our future success will also depend on our ability to develop and market products for broadband applications over DSL and wireless networks. The markets for these broadband applications are also subject to evolving standards, such as NEBS compliance in the North American DSL market, and technological advances in these arenas. There is no guarantee that we will be successful in developing products that are compliant with these standards or that we will be successful in keeping pace with future technological advances in this arena.

Average Selling Prices of Broadband Access Equipment Typically Decrease.

   The broadband access systems market has been characterized by erosion of average selling prices. We expect this to continue. This erosion is due to a number of factors, including competition, rapid technological change and price performance enhancements. The ASPs for our products may be lower than expected as a result of competitive pricing pressures, our promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments. We anticipate that ASPs and gross margins for our products will decrease over product life cycles. In addition, we believe that the widespread adoption of industry standards is likely to further erode ASPs, particularly for cable modems and other similar consumer premise equipment. It is likely that the widespread adoption of industry standards will result in increased retail distribution of cable modems and other similar consumer premise equipment, which could put further price pressure on our products. Decreasing ASPs could result in decreased revenue even if the number of units sold increases. As a result, we may experience substantial period-to-period fluctuations in future operating results due to ASP erosion. Therefore, we must continue to develop and introduce on a timely basis next-generation products with enhanced functionalities that can be sold at higher gross margins. Our failure to do this could cause our revenues and gross margin to decline.

We Must Achieve Cost Reductions.

   Certain of our competitors currently offer products at prices lower than ours. Market acceptance of our products will depend in part on reductions in the unit cost of our products. We expect that as headend equipment becomes more widely deployed, the price of cable modems and other similar consumer premise equipment will decline. In particular, we believe that the widespread adoption of industry standards such as DOCSIS will cause increased price competition for consumer premise equipment. However, we may be unable to reduce the cost of our products sufficiently to enable us to compete with other suppliers. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to gross margin improvement.

   Some of our competitors are larger and manufacture products in significantly greater quantities than we intend to for the foreseeable future. Consequently, these competitors have more leverage in obtaining favorable pricing from suppliers and manufacturers. In order to remain competitive, we must significantly reduce the cost of manufacturing our cable modems through design and engineering changes. We may not be successful in redesigning our products. Even if we are successful, our redesign may be delayed or may contain significant errors and product defects. In addition, any redesign may not result in sufficient cost reductions to allow us to significantly reduce the list price of our products or improve our gross margin. Reductions in our manufacturing costs will require us to use more highly integrated components in future products and may require us to enter into high volume or long-term purchase or manufacturing agreements. Volume purchase or manufacturing agreements may not be available on acceptable terms. We could incur expenses without related revenues if we enter into a high volume or long-term purchase or manufacturing agreement and then decide that we cannot use the products or services offered by such agreement.

We Must Keep Pace with Rapid Technological Change to Remain Competitive.

   The markets for our products are characterized by rapid technological change, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements. Our future success will depend upon our ability to enhance our existing products and to develop and introduce new products that achieve market acceptance. Providers of broadband access services may adopt alternative technologies or they may deploy alternative services that are incompatible with our products.

   The demand for broadband access services has resulted in the development of several competing modulation technologies. For example, some of our cable products utilize a modulation technology known as S-CDMA, while several of our competitors utilize modulation technologies known as TDMA and Frequency Division Multiple

                                      8.

Access or "FDMA." Our headend equipment and cable modem products currently are not interoperable with the headend equipment and modems of other suppliers of broadband access products. As a result, potential customers who wish to purchase broadband access products from multiple suppliers may be reluctant to purchase our products. Although our technology may be incorporated into a future version of a DOCSIS specification or another industry standard, we cannot be certain that major cable operators will adopt these standards. Major cable operators may not adopt products or technologies based on our current proprietary S-CDMA technology or on any future industry standard S-CDMA technology. Further, major cable operators may adopt products or standards technologies based on competing modulation technologies. If competitors using other modulation technologies can incorporate functionality and capabilities currently found in S-CDMA, the value of our S-CDMA technology would be diminished.

Broadband Access Services Have Not Achieved Widespread Market Acceptance, and Many Competing Technologies Exist.

   Our success will depend upon the widespread commercial acceptance of broadband access services by service providers and end users of broadband access services. The market for these services is not fully developed. We cannot accurately predict the future growth rate or the ultimate size of the market for broadband access services. Potential users of our products may have concerns regarding the security, reliability, cost, ease of installation and use and capability of broadband access services in general.

   The market for our products may be impacted by the development of other technologies that enable the provisioning of broadband access services and the deployment of services over other media. Widespread acceptance of other technologies or deployment of services over media not supported by our products could materially limit acceptance of our broadband access systems. Broadband access services based on our products and technology may fail to gain widespread commercial acceptance by providers of broadband access services and end users. In addition, we only recently began to offer products based on alternate technologies such as DSL. We may not be successful in marketing and selling these products.

We Need to Develop Additional Distribution Channels.

   We presently market our TeraComm system to cable operators and systems integrators. We believe that much of the North American cable modem market may shift to a retail distribution model. Accordingly, we may need to redirect our future marketing efforts to sell our cable modems directly to retail distributors and end users. This shift would require us to establish new distribution channels for our products.

We May Be Unable to Establish These Additional Distribution Channels.

   If we do establish them, we may be unable to hire the additional personnel necessary to foster and enhance such distribution channels. In addition, if the cable modem market shifts to a retail distribution model, we may not successfully establish a retail distribution presence. To the extent that large consumer electronics companies enter the cable modem market, their well-established retail distribution capabilities would provide them with a significant competitive advantage. We may be unable to market effectively to broadband access service providers. Our growth and future success will be substantially dependent upon our ability to convince providers of broadband access services to adopt our technologies, purchase our products and effectively market our products to end users. Our potential customers are likely to prefer purchasing products from established manufacturing companies that can demonstrate the capability to supply large volumes of products on short notice. In addition, many of our potential customers may be reluctant to adopt technologies that have not gained acceptance among other providers of similar services. This reluctance could result in lengthy product testing and acceptance cycles for our products. Consequently, the impediments to our initial sales may be even greater than those to later sales.

   No established distribution network in the cable modem industry exists that would provide us with easy access to smaller or geographically diverse cable operators. Therefore, our initial sales to larger, more established cable operators are critical to our business. Although we intend to establish strategic relationships with leading distributors worldwide, we may not succeed in establishing these relationships. Even if we do establish these relationships, the distributors may not succeed in marketing our products to cable operators. Some of our competitors have already established relationships with certain cable operators. These established relationships may

                                      9.

further limit our ability to sell products to those cable operators. We do not have long, well-established relationships with those cable operators. If we were to sell our products to those cable operators, it would likely not be based on long-term contracts and those customers would be able to terminate their relationships with us at any time.

   In addition, one or more of our current customers could cancel its relationship with us at any time. We have recently begun marketing and selling our products to providers of DSL and wireless broadband services and thus we have very limited experience. We do not have long, well-established relationships with these providers, and we may not be successful in establishing these relationships.

We Are Dependent on Broadband Service Providers Choosing to Offer Additional Services to Their Customers.

   We depend on cable operators to purchase our cable modem systems and to provide our cable modems to end-users. Cable operators have a limited amount of available bandwidth over which they can offer robust data services, and they may not choose to provide these data services to their customers. If cable operators choose to provide these services, we also will depend upon them to market these services to cable customers, to install our equipment and to provide support to end-users. In addition, we will be highly dependent on cable operators to continue to maintain their cable infrastructure in a manner that allows us to provide consistently high performance and reliable services. Our success also will depend upon the acceptance of our products by other providers of services to the cable industry, such as Excite@Home's @Home Network and Road Runner, a joint venture between MediaOne Group, Inc. and Time Warner Cable. Sales of our DSL and wireless products are also dependent on service providers choosing to purchase our products and to provide additional services to their end users.

Sales of Our Cable Products Are Dependent on the Cable Industry Upgrading to Two-Way Cable Infrastructure.

   Demand for our products will depend, to a significant degree, upon the magnitude and timing of capital spending by cable operators for implementation of access systems for data transmission over cable networks. This involves the enabling of two-way transmission over existing coaxial cable networks and the eventual upgrade to HFC in areas of higher penetration of data services. If cable operators fail to complete these upgrades of their cable infrastructures in a timely and satisfactory manner, the market for our products could be limited. In addition, few businesses in the United States currently have cable access. Cable operators may not choose to upgrade existing residential cable systems or to install new cable systems to serve business locations.

   The success and future growth of our business will be subject to economic and other factors affecting the cable television industry generally, particularly its ability to finance substantial capital expenditures. Capital spending levels in the cable industry in the United States have fluctuated significantly in the past, and we believe that such fluctuations will occur in the future.
The capital spending patterns of cable operators are dependent on a variety of factors, including the following:

   .  the availability of financing;

   . cable operators' annual budget cycles, as well as the typical reduction in upgrade projects during the winter months;

   . the status of federal, local and foreign government regulation and deregulation of the telecommunications industry;

   .  overall demand for cable services;

   . competitive pressures (including the availability of alternative data transmission and access technologies);

   .  discretionary consumer spending patterns; and

   .  general economic conditions.

                                      10.

   In recent periods, the United States cable market has been characterized by the acquisition of smaller and independent cable operators by large cable operators. We cannot predict the effect, if any, that consolidation in the United States cable industry will have on overall capital spending patterns by cable operators. The effect on our business of further industry consolidation also is uncertain.

Supply of Our Products May Be Limited by Our Ability to Forecast Demand Accurately.


   The emerging nature of the broadband access services market makes it difficult for us to accurately forecast demand for our products. Our inability to accurately forecast the actual demand for our products could result in supply, manufacturing or testing capacity constraints. These constraints could result in delays in the delivery of our products or the loss of existing or potential customers, either of which could have a negative impact on our business, operating results or financial condition. In addition, we had unconditional purchase obligations of approximately $300,100,000 as of September 30, 2000, primarily to purchase minimum quantities of materials and components used to manufacture our products. We must fulfill these obligations even if demand for our products is lower than we anticipate.

We Are Dependent on Key Third-Party Suppliers.

   We manufacture all of our products using components or subassemblies procured from third-party suppliers. Some of these components are available from a single source and others are available from limited sources. All of our sales are from products containing one or more components that are available only from single supply sources. In addition, some of the components are custom parts produced to our specifications. For example, we currently rely on Philips Semiconductors, Inc. to supply a custom ASIC that is used in our products.
Other components, such as the radio frequency tuner and some surface acoustic wave filters, are procured from sole source suppliers. Any interruption in the operations of vendors of sole source parts could adversely affect our ability to meet our scheduled product deliveries to customers. We are dependent on semiconductor manufacturers and are affected by worldwide conditions in the semiconductor market. If we are unable to obtain a sufficient supply of components from our current sources, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage customer relationships. Further, a significant increase in the price of one or more of these components could harm our gross margin or operating results.

Shortages in Supplies of Components May Impair Our Ability to Meet Customer Demands.

   Due to increasing demand for electronic and communications equipment, the worldwide market for component parts is currently constrained. Delays in key component or product deliveries may occur due to shortages resulting from a limited number of suppliers, the financial or other difficulties of such suppliers or a limitation in component product availability. Due to these current market conditions, we face the risk of possible shortages of certain key components that could result in product performance shortfalls and reduced control over or delay in delivery schedules, manufacturing capability, quality and costs, all of which could impair our ability to produce enough product to meet our customer demand. In addition, in order to fulfill demand for our products, we may have to purchase these components on the spot market at a price that may be higher than we have experienced in the past.

   Although we work closely with our suppliers to avoid these types of shortages, there can be no assurance that we will not encounter these problems in the future. While our suppliers have performed effectively and been relatively flexible to date, we believe that we will be faced with the following challenges going forward:

   . new markets in which we participate may grow quickly and consume component capacity; and

   . as we continue to acquire companies and new technologies, we are dependent, at least initially, on unfamiliar supply chains or relatively small supply partners.

   Manufacturing capacity and component supply constraints could be significant issues for us. If we were unable to obtain adequate quantities of significant component materials on a timely basis, our business and our customer relationships would be adversely affected. If we are unable to satisfy our customers' demand, our

                                      11.

customers could decide to purchase products from our competitors. Inability to meet demand, or a decision by one or more of our customers to purchase from our competitors, could harm our operating results.

We May Be Unable to Migrate to New Semiconductor Process Technologies Successfully or on a Timely Basis.

   Our future success will depend in part upon our ability to develop products that utilize new semiconductor process technologies. These technologies change rapidly and require us to spend significant amounts on research and development. We continuously evaluate the benefits of redesigning our integrated circuits using smaller geometry process technologies to improve performance and reduce costs. The transition of our products to integrated circuits with increasingly smaller geometries will be important to our competitive position. Other companies have experienced difficulty in migrating to new semiconductor processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. Moreover, we depend on our relationship with our third-party manufacturers to migrate to smaller geometry processes successfully.

Our Ability to Directly Control Product Delivery Schedules and Product Quality Is Dependent on Third-Party Contract Manufacturers.

   Most of our products are assembled and tested by contract manufacturers using testing equipment that we provide. As a result of our dependence on these contract manufacturers for assembly and testing of our products, we do not directly control product delivery schedules or product quality. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products. In addition, as manufacturing volume increases, we will need to procure and assemble additional testing equipment and provide it to our contract manufacturers. The production and assembly of testing equipment typically requires significant time. We could experience significant delays in the shipment of our products if we are unable to provide this testing equipment to our contract manufacturers in a timely manner.

There Are Many Risks Associated with International Operations.

   Sales to customers outside of the United States accounted for approximately 84% of our revenues in 1999 and approximately 74% of our revenues in 1998. We expect sales to customers outside of the United States to continue to represent a significant percentage of our revenues for the foreseeable future. International sales are subject to a number of risks, including the following:

   .  changes in foreign government regulations and communications standards;

   .  export license requirements, tariffs and taxes;

   .  other trade barriers;

   .  difficulty in protecting intellectual property;

   .  difficulty in collecting accounts receivable;

   .  difficulty in managing foreign operations; and

   .  political and economic instability.

   If our customers are affected by currency devaluations or general economic crises, such as the recent economic crisis affecting many Asian and Latin American economies, their ability to purchase our products could be reduced significantly. Payment cycles for international customers typically are longer than those for customers in the United States. Foreign markets for our products may develop more slowly than currently anticipated. Foreign countries may decide not to construct cable infrastructure or may prohibit, terminate or delay the construction of new cable plants for a variety of reasons. These reasons include environmental issues, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment. Any action

                                      12.

like this by foreign countries would reduce the market for our products.

   We anticipate that our foreign sales generally will be invoiced in U.S. dollars, and we currently do not plan to engage in foreign currency hedging transactions. However, as we commence and expand our international operations, we may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. We may choose to limit our exposure by the purchase of forward foreign exchange contracts or through similar hedging strategies. No currency hedging strategy can fully protect against exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to those foreign customers could result in decreased sales.

We May Be Unable to Provide Adequate Customer Support.

   Our ability to achieve our planned sales growth and retain current and future customers will depend in part upon the quality of our customer support operations. Our customers generally require significant support and training with respect to our broadband access systems, particularly in the initial deployment and implementation stages. To date our sales have been concentrated in a small number of customers. We have limited experience with widespread deployment of our products to a diverse customer base. We may not have adequate personnel to provide the levels of support that our customers may require during initial product deployment or on an ongoing basis. Our inability to provide sufficient support to our customers could delay or prevent the successful deployment of our products. In addition, our failure to provide adequate support could harm our reputation and relationship with our customers and could prevent us from gaining new customers.

Our Industry Is Highly Competitive with Many Established Competitors.

   The market for broadband access systems is extremely competitive and is characterized by rapid technological change. Our direct competitors in the cable access systems arena include Cisco Systems, Com21, General Instrument, Matsushita Electric Industrial (which markets products under the brand name "Panasonic"), Motorola, Nortel Networks, Vyyo, Thomson Consumer Electronics (which markets products under the brand name "RCA"), Samsung, Scientific-Atlanta, Sony, 3Com, Toshiba and Zenith Electronics. We also compete with companies that develop integrated circuits for broadband access products, such as Broadcom, Conexant and Texas Instruments. We also sell products that compete with existing data access and transmission systems utilizing the telecommunications networks, such as those of 3Com. Additionally, our controller and headend system products face intense competition from well-established companies such as Cisco, Nortel and 3Com. In addition, we compete with companies in the DSL arena such as ECI, Charles Industries, Pairgain, Copper Mountain, Accelerated Networks, Integral Access and VINA Technologies.
As standards, such as DOCSIS, are developed for broadband access systems, other companies may enter the broadband access systems market. The principal competitive factors in our market include the following:

   .  product performance, features and reliability;

   .  price;

   .  size and stability of operations;

   .  breadth of product line;

   .  sales and distribution capability;

   .  technical support and service;

   .  relationships with providers of broadband access services; and

   .  compliance with industry standards.

                                      13.

     Some of these factors are outside of our control. The existing conditions in the broadband access market could change rapidly and significantly as a result of technological advancements. The development and market acceptance of alternative technologies could decrease the demand for our products or render them obsolete. Our competitors may introduce broadband access products that are less costly, provide superior performance or achieve greater market acceptance than our products.

     Many of our current and potential competitors have significantly greater financial, technical, marketing, distribution, customer support and other resources, as well as greater name recognition and access to customers than we do. The anticipated widespread adoption of DOCSIS and other industry standards is likely to cause increased worldwide price competition, particularly in the North American market. The adoption of DOCSIS and these other standards also could result in lower sales of our TeraComm system, including the higher margin headend products. Any increased price competition or reduction in sales of our headend products would result in downward pressure on our gross margin. We cannot accurately predict how the competitive pressures that we face will affect our business.

Our Business Is Dependent on the Internet and the Development of the Internet Infrastructure.

     Our success will depend in large part on increased use of the Internet to increase the need for high-speed broadband access networks. Critical issues concerning the commercial use of the Internet remain largely unresolved and are likely to affect the development of the market for our products. These issues include security, reliability, cost, ease of access and quality of service. Our success also will depend on the growth of the use of the Internet by businesses, particularly for applications that utilize multimedia content and thus require high bandwidth. The recent growth in the use of the Internet has caused frequent periods of performance degradation. This has required the upgrade of routers, telecommunications links and other components forming the infrastructure of the Internet by Internet service providers and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our products. Potentially increased performance provided by our products and the products of others ultimately is limited by and reliant upon the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for our products will depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

Our Failure to Manage Growth Could Adversely Affect Us.

     The growth of our business has placed, and is expected to continue to place, a significant strain on our limited personnel, management and other resources. Our management, personnel, systems, procedures and controls may be inadequate to support our existing and future operations. To manage any future growth effectively, we will need to attract, train, motivate, manage and retain employees successfully, to integrate new employees into our overall operations and to continue to improve our operational, financial and management systems.

We Are Dependent on Key Personnel.

     Due to the specialized nature of our business, we are highly dependent on the continued service of, and on the ability to attract and retain qualified engineering, sales, marketing and senior management personnel. The competition for personnel is intense. The loss of any of these individuals, particularly our Chairman, President and Chief Technical Officer, Shlomo Rakib, and our Chief Executive Officer, Zaki Rakib, would harm our business. In addition, if we are unable to hire additional qualified personnel as needed, we may be unable to adequately manage and complete our existing sales commitments and to bid for and execute additional sales. Further, we must train and manage our growing employee base, which is likely to require increased levels of responsibility for both existing and new management personnel. Our current management personnel and systems may be inadequate, and we may fail to assimilate new employees successfully.

     Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in both data networking and radio frequency design, are in high demand. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. We do not have "key person" insurance coverage for the loss of any of our employees. Any officer or employee of our company can terminate his or her relationship with us at any time. Our employees generally are not

                                      14.

bound by non-competition agreements with us.

Our Business Is Subject to the Risks of Product Returns, Product Liability and Product Defects.

     Products as complex as ours frequently contain undetected errors or failures, especially when first introduced or when new versions are released. Despite testing, errors may occur. The occurrence of errors could result in product returns and other losses to our company or our customers. This occurrence also could result in the loss of or delay in market acceptance of our products. Due to the recent introduction of our products, we have limited experience with the problems that could arise with this generation of products. However, the limitation of liability provision contained in our purchase agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. We have not experienced any product liability claims to date, but the sale and support of our products entails the risk of such claims. In addition, any failure by our products to properly perform could result in claims against us by our customers. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and management time and resources.

We May Be Unable to Adequately Protect or Enforce Our Intellectual Property Rights.

     We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our products. Our pending patent applications may not be granted. Even if they are granted, the claims covered by the patents may be reduced from those included in our applications. Any patent might be subject to challenge in court and, whether or not challenged, might not be broad enough to prevent third parties from developing equivalent technologies or products without taking a license from us. We have entered into confidentiality and invention assignment agreements with our employees, and we enter into non-disclosure agreements with some of our suppliers, distributors and appropriate customers so as to limit access to and disclosure of our proprietary information. These statutory and contractual arrangements may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of some foreign countries might not protect our products or intellectual property rights to the same extent as do the laws of the United States. Protection of our intellectual property might not be available in every country in which our products might be manufactured, marketed or sold.

     In November 1998, CableLabs selected us to co-author DOCSIS 1.2, an enhanced version of the DOCSIS cable modem specification based in part on our S-CDMA technology. In September 1999, CableLabs indicated that it intended to proceed with the advanced PHY work on two parallel tracks: one for the development of a prototype based on our S-CDMA technology and one for the inclusion of Advanced TDMA technology, as proposed by other companies. In February 2000, CableLabs further clarified the status of the advanced PHY project regarding a separate release that will include TDMA technologies. In addition, CableLabs reiterated that it is continuing to work with us on the development of a DOCSIS specification that could include our S-CDMA technology. To that end, we have indicated to CableLabs that we would contribute some aspects of our S-CDMA technology to the DOCSIS intellectual property pool if and when a DOCSIS specification is approved that includes our S-CDMA technology.

     We would contribute our technology pursuant to a license agreement with CableLabs that we would execute at that time, and which contains the terms that CableLabs has established for the inclusion of any intellectual property from any source in the DOCSIS specifications. Under the terms of the proposed license agreement, we would grant to CableLabs a royalty-free license for those aspects of our S-CDMA technology that are essential for compliance with the DOCSIS cable modem standard. So-called "implementation know how" is not covered by this license-only those aspects of the technology that are essential to implementing a compliant product. CableLabs would have the right to extend royalty-free sublicenses to companies that wish to build DOCSIS-compatible products. These sublicenses would allow participating companies to utilize and incorporate the essential portions of the S-CDMA technology on a royalty-free basis for the limited use of making and selling products or systems that comply with the DOCSIS cable modem specification. We have already joined the DOCSIS intellectual property pool and, as a result, we have a royalty-free sublicense that allows us to ship DOCSIS-compatible products which contain intellectual property submitted by other companies. The scope of this license would not extend to the use of the S-CDMA technology in other areas; only for products that comply with the DOCSIS specifications. As a result, any

                                      15.

of our competitors who join or have joined the DOCSIS intellectual property pool will have access to some aspects of our technology without being required to pay us any royalties or other compensation. If and when we submit S-CDMA to the DOCSIS Intellectual Property pool, we are in no way restricted from entering into royalty-bearing license agreements with companies that wish to use the S-CDMA technology for purposes other than implementing DOCSIS compatible products, or that do not wish to enter into the DOCSIS intellectual property pool. Further, some of our competitors have been successful in reverse engineering the technology of other companies, and the inclusion of S-CDMA in a future DOCSIS specification would expose some aspects of our technology to those competitors. DOCSIS specifications are available on an open basis once they are approved, not only to companies that are members of the DOCSIS IP Pool. If a competitor is able to duplicate the functionality and capabilities of our technology, we could lose all or some of the time-to-market advantage we might otherwise have. Under the terms of the proposed license agreement, if we sue certain parties to the proposed license agreement on claims of infringement of any copyright or patent right or misappropriation of any trade secret, those parties may terminate our license to the patents or copyrights they contributed to the DOCSIS intellectual property pool. If a termination like this were to occur, we would continue to have access to some aspects of the DOCSIS intellectual property pool, but we would not be able to develop products that fully comply with the DOCSIS cable modem specification. Also, even if we were to be removed from the IP pool, we would not be prevented from developing and selling products that fully comply with the DOCSIS specifications, but we would not be able to do this with the benefit of a royalty-free license, which would increase the cost of our products, assuming we were able to obtain a license agreement for the required technology. Because of these terms, we may find it difficult to enforce our intellectual property rights against certain companies, even in areas that are not directly related to DOCSIS specifications and products.

     We anticipate that developers of cable modems increasingly will be subject to infringement claims as the number of products and competitors in our industry segment grows. We have received letters from two individuals claiming that our technology infringes patents held by these individuals. We have reviewed the allegations made by these individuals and, after consulting with our patent counsel, we do not believe that our technology infringes any valid claim of these individuals' patents. If the issues are submitted to a court, the court could find that our products infringe these patents. In addition, these individuals may continue to assert infringement. If we are found to have infringed these individuals' patents, we could be subject to substantial damages and/or an injunction preventing us from conducting our business. In addition, other third parties may assert infringement claims against us in the future. An infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us or at all. Litigation also may be necessary to enforce our intellectual property rights.

     We pursue the registration of our trademarks in the United States and have applications pending to register several of our trademarks. However, the laws of certain foreign countries might not protect our products or intellectual property rights to the same extent as the laws of the United States. This means that effective trademark, copyright, trade secret and patent protection might not be available in every country in which our products might be manufactured, marketed or sold.

Our Business Is Subject to Communications Industry Regulations.

     Our business and our customers are subject to varying degrees of federal, state and local regulation. The jurisdiction of the Federal Communications Commission extends to the communications industry, including our broadband access products. The FCC has promulgated regulations that, among other things, set installation and equipment standards for communications systems. Although FCC regulations and other governmental regulations have not materially restricted our operations to date, future regulations applicable to our business or our customers could be adopted by the FCC or other regulatory bodies. For example, FCC regulatory policies affecting the availability of cable services and other terms on which cable companies conduct their business may impede our penetration of certain markets. In addition, regulation of cable television rates may affect the speed at which cable operators upgrade their cable infrastructures to two-way HFC. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services. This process generally involves extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers.

                                      16.

     If other countries begin to regulate the cable modem industry more heavily or introduce standards or specifications with which our products do not comply, we will be unable to offer products in those countries until our products comply with those standards or specifications. In addition, we may have to incur substantial costs to comply with those standards or specifications. For instance, should the DAVIC standards for ATM-based digital video be established internationally, we will need to conform our cable modems to compete. Further, many countries do not have regulations for installation of cable modem systems or for upgrading existing cable network systems to accommodate our products. Whether we currently operate in a country without these regulations or enter into the market in a country where these regulations do not exist, new regulations could be proposed at any time. The imposition of regulations like this could place limitations on a country's cable operators' ability to upgrade to support our products. Cable operators in these countries may not be able to comply with these regulations, and compliance with these regulations may require a long, costly process. For example, we experienced delays in product shipments to a customer in Brazil due to delays in certain regulatory approvals in Brazil. Similar delays could occur in other countries in which we market or plan to market our products. In addition, our customers in certain parts of Asia, such as Japan, are required to obtain licenses prior to selling our products, and delays in obtaining required licenses could harm our ability to sell products to these customers.

Our Business Is Subject to Other Regulatory Approvals and Certifications.

     In the United States, in addition to complying with FCC regulations, our products are required to meet certain safety requirements. For example, we are required to have our products certified by Underwriters Laboratory in order to meet federal requirements relating to electrical appliances to be used inside the home. Outside the United States, our products are subject to the regulatory requirements of each country in which the products are manufactured or sold. These requirements are likely to vary widely. We may be unable to obtain on a timely basis or at all the regulatory approvals that may be required for the manufacture, marketing and sale of our products. In addition to regulatory compliance, some cable industry participants may require certification of compatibility.

We Are Vulnerable to Earthquakes and Other Natural Disasters.

     The facility housing our corporate headquarters, the majority of our research and development activities and our in-house manufacturing operations is located in an area of California known for seismic activity. In addition, the operations of some of our key suppliers are also located in this area and in other areas know for seismic activity, such as Taiwan. An earthquake, or other significant natural disaster, could result in an interruption in our business or that of one or more of our key suppliers. Such an interruption could harm our operating results.

Our Stock Price Has Been and Is Likely to Continue To Be Volatile.

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     .    actual or anticipated variations in quarterly operating results;

     .    announcements of technological innovations;

     .    new products or services offered by us or our competitors;

     .    changes in financial estimates by securities analysts;

     .    conditions or trends in the broadband access services industry;

     . changes in the economic performance and/or market valuations of Internet, online service or broadband access service industries;

     . changes in the economic performance and/or market valuations of other Internet, online service or broadband access service companies;

                                      17.

     . our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     . adoption of industry standards and the inclusion of or compatibility of our technology with such standards;

     .    adverse or unfavorable publicity regarding us or our products;

     .    additions or departures of key personnel;

     .    sales of common stock; and

     .    other events or factors that may be beyond our control.


     In addition, the stock markets in general, and the Nasdaq National Market and the market for broadband access services and technology companies in particular, have experienced extreme price and volume volatility and a significant cumulative decline in recent weeks and months. This volatility and decline has affected many companies irrespective of or disproportionately to the operating performance of these companies. Our stock price has declined significantly in recent weeks and months and these broad market and industry factors may materially adversely further affect the market price of our common stock, regardless of our actual operating performance.


     On April 13, 2000, a lawsuit against us and certain of our officers and directors, entitled Birnbaum v. Terayon Comm. Systems, Inc., was filed in the United States District Court for the Central District of California. The plaintiff purports to be suing on behalf of a class of stockholders who purchased or committed to purchase our securities during the period from February 2, 2000 to April 11, 2000. The complaint alleges that the defendants violated the federal securities laws by issuing materially false and misleading statements and failing to disclose material information regarding our technology. Several other lawsuits similar to the Birnbaum suit have since been filed. The lawsuits seek an unspecified amount of damages, in addition to other forms of relief. On August 24, 2000, the lawsuits against us and other named individual defendants were consolidated in the U.S. District Court of the Northern District of California and lead plaintiffs and lead plaintiffs' counsel was appointed pursuant to the Private Securities Litigation Reform Act. On September 21, 2000, plaintiffs filed a Consolidated Class Action Complaint for violation of federal securities laws. The consolidated complaint contains allegations nearly identical to the Birnbaum suit. Defendants filed a motion to dismiss the consolidated compliant on October 30, 2000, and plaintiffs filed an opposition. Defendants filed a reply in support of their motion to dismiss on December 22, 2000. The hearing on this motion is currently scheduled for January 8, 2001. We consider the lawsuit to be without merit and we intend to defend vigorously against these allegations.


                          Risks Related to the Notes

Our indebtedness could adversely affect our financial condition; we may incur substantially more debt.

     After issuing the Notes, we had approximately $500.9 million of indebtedness outstanding. Our high level of indebtedness could have important consequences to you. For example, it could:

     . make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Notes;

     . increase our vulnerability to general adverse economic and industry conditions;

     .    limit our ability to obtain additional financing;

     . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

     . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

                                      18.

     . place us at a competitive disadvantage relative to our competitors with less debt.

     We may incur substantial additional debt in the future. The terms of our outstanding debt do not fully prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

We may have insufficient cash flow to meet our debt service obligations.

     We are required to generate cash sufficient to pay all amounts due on the Notes and to conduct our business operations. Currently, we have net losses, and we may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make payments on the Notes. Our ability to meet our future debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

The Notes are subordinated to Senior Indebtedness.

     The Notes are unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness, as defined in "Description of Notes-Subordination." As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default, as defined below and in specific other events, our assets will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Notes are also effectively subordinated to the indebtedness and other liabilities, including trade payables of our subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by us. The incurrence of additional indebtedness and other liabilities by us could adversely affect our ability to pay our obligations on the Notes. As of June 30, 2000, we had no significant amount of indebtedness that would have constituted Senior Indebtedness, and our subsidiaries had a total of approximately $17 million of indebtedness and other liabilities (excluding intercompany liabilities and liabilities of a type not required to be disclosed on a balance sheet) to which the Notes would have been effectively subordinated in right of payment. We anticipate that from time to time, we will incur additional indebtedness, including Senior Indebtedness.

We may not be able to repurchase the Notes in the event of a change in control.

     Upon the occurrence of certain change in control events, holders of the Notes may require us to offer to repurchase all of their Notes. We may not have sufficient funds at the time of the change in control to make the required repurchases. Additionally, a "change in control" (as defined in the indenture) may be an event of default under any future credit facility, which could permit the lenders to accelerate the debt, which could also cause an event of default under the indenture.

     The source of funds for any repurchase required as a result of any change in control will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any change in control to make any required repurchases of the Notes tendered. Furthermore, the use of available cash to fund the potential consequences of a change in control may impair our ability to obtain additional financing in the future.

                                      19.

Because there is no current market for the Notes, you cannot be sure that an active trading market will develop.

     There is no established trading market for the Notes. We were informed by the initial purchasers that they intend to make markets in the Notes after the offering of the Notes. However, the initial purchasers may cease their market-making at any time. Furthermore, the market price for the Notes may be adversely affected by changes in our financial performance, changes in the overall market of similar securities and performance or prospects for companies in our industry.

                                      20.

                      RATIO OF EARNINGS TO FIXED CHARGES

    Our earnings were insufficient to cover fixed charges in the years ended December 31, 1997, 1998 and 1999 and the nine month periods ended September 30, 1999 and 2000. Additional earnings of $22.5 million, $47.1 million, $64.1 million, $45.1 million and $89.2 million were necessary to provide a 1:1 coverage ratio for the years ended December 31, 1997, 1998, 1999 and for the periods ended September 30, 1999 and 2000, respectively. For the purpose of these calculations, "earnings" consist of income before taxes, plus fixed charges, and "fixed charges" consist of interest expense incurred and the portion of rental expense deemed by us to be representative of the interest factor of rental payment under leases.


                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes was approximately $484,475,000, after deducting the initial purchasers' discount and estimated offering expenses.

    We intend to use the net proceeds of this offering for general corporate purposes, including capital expenditures and research and development. In addition, we may use an unspecified portion of the net proceeds for strategic transactions such as acquisitions, joint ventures, joint development projects, strategic investments and other transactions. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of cash generated by our operations, competition and sales and marketing activities. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

                                      21.

                           SELLING SECURITY HOLDERS

        We originally issued the Notes and the Notes were sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and common stock into which the Notes are convertible. We agreed to use reasonable efforts to keep the registration statement effective until July 26, 2002. Our registration of the Notes and the shares of common stock into which the Notes are convertible does not necessarily mean that the selling holders will sell any or all of the Notes or the shares of the common stock into which the Notes are convertible.

        The following table sets forth information, as of January 11, 2001, with respect to the selling holders and the principal amounts of Notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the Notes or common stock into which the Notes are convertible. Because the selling holders may offer all or some portion of the Notes or the common stock, no estimate can be given as to the amount of the Notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.

                                            Principal Amount      Common Stock
                                                of Notes            Issuable
                                           Beneficially Owned  upon Conversation    Common Stock
             Selling Holder                   and Offered       of the Notes (1)       Offered
------------------------------------       ------------------  -----------------   --------------
J.P. Morgan Securities, Inc.                  17,270,000           205,571             205,571

JMG Capital Partners, LP                       2,500,000            29,758              29,758

JMG Triton Offshore Fund, Ltd.                13,000,000           154,743             154,743

AAM/Zazove Institutional Income Fund,          1,200,000            14,284              14,284
L.P.

San Diego County                               3,100,000            36,901              36,901
  Employees Retirement Association

Zurich HFR Master Hedge Fund Index Ltd.          300,000             3,571               3,571

Delphi Financial Group, Inc.                     500,000             5,952               5,952

Argent Convertible Arbitrage Fund Ltd.         1,000,000            11,904              11,904

Argent Classic Convertible Arbitrage Fund     15,000,000           178,551             178,551
  (Bermuda) L.P.

Kentfield Trading, Ltd.                        2,850,000            33,925              33,925

LibertyView Funds L.P.                           750,000             8,928               8,928

Lydian Overseas Partners Master Fund          15,000,000           178,551             178,551

Peoples Benefit Life Insurance Company         6,250,000            74,395              74,395
  (Teamsters Separate Account)

Deeprock + Co.                                 2,000,000            23,807              23,807

St. Albans Partners Ltd.                       4,000,000            47,613              47,613

BankAmerica Pension Plan                       2,000,000            23,807              23,807

Duckbill + Co.                                   630,000             7,500               7,500

                                            Principal Amount      Common Stock
                                                of Notes            Issuable
                                           Beneficially Owned  upon Conversation    Common Stock
             Selling Holder                   and Offered       of the Notes (1)       Offered
------------------------------------       ------------------  -----------------   --------------
General Motors Welfare Benefit Trust           2,000,000            23,807              23,807
  (St. Veba)

Retail Clerks Pension Trust                    2,000,000            23,807              23,807

Peoples Benefit Life Insurance Company         4,220,000            50,233              50,233

Retail Clerks Pension Trust #2                 1,000,000            11,904              11,904

Jersey (IMA) Ltd.                                250,000             2,976               2,976

AIG Soundshore Strategic Holding               2,185,000            26,008              26,008
  Fund Ltd. (2)

AIG Soundshore Opportunity Holding             2,488,000            29,615              29,615
  Fund Ltd. (2)

Elf Aquitaine                                    150,000             1,786               1,786

Lord Abbett Bond Debenture Fund                5,850,000            69,635              69,635

Fuji U.S. Income Open                            500,000             5,952               5,952

Cova Bond Debenture Fund                         500,000             5,952               5,952

Oxford Lord Abbett + Co.                       1,000,000            11,904              11,904

Value Realization Fund, L.P.                   8,000,000            95,227              95,227

Value Realization Fund B, LP                     500,000             5,952               5,952

Canyon Value Realization (Cayman) Ltd.        11,000,000           130,937             130,937

Black Diamond Offshore, Ltd.                     665,000             7,916               7,916

Double Black Diamond Offshore, LDC             2,708,000            32,235              32,235

CIBC World Markets                             5,500,000            65,468              65,468

Janus Venture Fund                            19,025,000           226,462             226,462

Janus Global Technology Fund                  16,665,000           198,370             198,370

Aspen Global Technology Fund                     674,000             8,023               8,023

JWF US Venture Fund                            1,990,000            23,688              23,688

JWF Global Technology Fund                     1,154,000            13,737              13,737

AST Janus Small Cap Growth Portfolio           8,185,000            97,429              97,429

Nomura/Janus Global Technology                 1,507,000            17,939              17,939

Worldwide Transactions, Ltd.                     127,000             1,512               1,512

CFFX, LLC                                      1,000,000            11,904              11,904

McMahan Securities Co. L.P.                    1,000,000            11,904              11,904

Alexandria Global Investment Fund I LTD.       3,000,000            35,710              35,710

TQA Master Fund, LTD                           1,000,000            11,904              11,904

TQA Master Plus Fund, Ltd.                       435,000

Leonardo, L.P,                                12,000,000           142,840             142,840

                                            Principal Amount      Common Stock
                                                of Notes            Issuable
                                           Beneficially Owned  upon Conversation    Common Stock
             Selling Holder                   and Offered       of the Notes (1)       Offered
------------------------------------       ------------------  -----------------   --------------
United Mizrahi Bank LTD                           50,000               595                 595

Israel Brokerage & Investments IBI LTD           100,000             1,190               1,190

Ilanot Batucha Investment House LTD              300,000             3,571               3,571

Lumber Industries, Inc.                          750,000             8,927               8,927

Wasserstein Perella Securities Inc.            7,600,000            90,465              90,465

Bank of America Securities, LLC                5,000,000            59,516              59,516

KBC Financial Products USA Inc.                4,500,000            53,565              53,565

Clinton Riverside Convertible Portfolio        2,100,000            24,997              24,997
  Limited

Lehman Brothers Inc.                          18,500,000           220,211             220,211

Nomura Securities International, Inc.          1,000,000            11,904              11,904

Daiwa Securities America Inc. (2)             17,500,000           208,308             208,308

Ramus Capital Group Holdings, Ltd.             1,300,000            15,474              15,474

Credit Research & Trading LLC                  6,035,000            71,836              71,836

RCG Latitude Master Fund, Ltd.                   200,000             2,380               2,380

Bank Austria Cayman Islands, Ltd.              5,500,000            65,468              65,468

Quattro Fund                                   1,000,000            11,904              11,904

Quattro Crestline Special Situations             500,000             5,951               5,951

Research Capital Corporation                   9,650,000           114,867             114,867

Valentis Investors LLC                         2,000,000            23,806              23,806

Standard Mortage Holding Corp.                   500,000             5,951               5,951

Canyon Capital Arbitrage Master Fund           1,000,000            11,904              11,904

San Diego County Employee's                      830,000             9,879               9,879
  Retirement Association

IBM Retirement Plan - High Income                920,000            10,951              10,951

Julius Baer Securities, Inc.                     250,000             2,975               2,975

UBS Warburg AG                                 2,000,000            23,806              23,806

UBS AG, London Branch                         20,000,000           238,066             238,066

Deutsche Bank Securities Inc.                 56,134,000           668,182             668,182

Merrill, Lynch, Pierce, Fenner and
  Smith, Inc.                                     16,000               190                 190

Pacific Life Insurance Company                 1,000,000            11,904              11,904

Delta Airlines Master Trust                    4,900,000            58,326              58,326

Van Waters & Rogers, Inc.                        770,000             9,165               9,165
  Retirement Plan

                                            Principal Amount      Common Stock
                                                of Notes            Issuable
                                           Beneficially Owned  upon Conversation    Common Stock
             Selling Holder                   and Offered       of the Notes (1)       Offered
------------------------------------       ------------------  -----------------   --------------
Port Authority of Allegheny County             2,825,000            33,626              33,626
  Retirement and Disability Allowance
  Plan for the Employees Represented by
  Local 85 of the Amalgamated Transit
  Union

The Dow Chemical Company Employees'            5,325,000            63,385              63,385
  Retirement Plan

Associated Electric & Gas Insurance              850,000            10,117              10,117
  Services Limited

BS Debt Income Fund - Class A                     15,000               178                 178

City of Knoxville Pension System                 640,000             7,618               7,618

CALAMOS(R)Convertible Portfolio -                150,000             1,785               1,785
  CALAMOS(R) Advisors Trust

Knoxville Utilities Board Retirement             400,000             4,761               4,761
  System

Boilermaker - Blacksmith Pension Trust         2,700,000            32,139              32,139

CALAMOS(R)High Yield Fund - CALAMOS(R)           145,000             1,725               1,725
  Investment Trust

Aventis Pension Master Trust                     440,000             5,237               5,237

Louisiana Workers' Compensation                  360,000             4,285               4,285
  Corporation

United Food and Commercial Workers             1,260,000            14,998              14,998
  Local 1262 and Employees Pension Fund

City of Albany Pension Fund                      245,000             2,916               2,916

Greek Catholic Union II                           45,000               535                 535

Unifi, Inc. Profit Sharing Plan and Trust        255,000             3,035               3,035

Kettering Medical Center Funded                  160,000             1,904               1,904
  Depreciation Account

SPT                                            1,100,000            13,093              13,093

The Fondren Foundation                           165,000             1,964               1,964

CALAMOS(R)Convertible Technology Fund            160,000             1,904               1,904
  - CALAMOS(R) Investment Trust

Magten Asset Management Corp. Pension            485,000             5,773               5,773
  Plan & Trust

Department of Fire & Police Pensions           7,075,000            84,216              84,216
  Systems

General Motors Employees Global                6,175,000            73,503              73,503

The Bakal Company Limited Partnership            150,000             1,785               1,785

Magten Group Trust                               300,000             3,571               3,571

Lonestar Partners, L.P.                        4,500,000            53,565              53,565

Any other holders of Notes or future          86,542,000         1,030,139           1,030,139
  transferee from any holder (3)
-----------------------------------------  -------------       -----------         -----------
  Total                                     $500,000,000         5,951,673           5,951,673

(1) Assumes a conversion rate of 11.9033 shares of common stock per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.


(2) AIG Soundshare Strategic Holding Fund Ltd. and AIG Soundshare Opportunity Holding Fund Ltd. each hold 75 shares of our common stock, Daiwa Securities America Inc. holds 35,166 shares of our common stock and Lumber Industries, Inc. holds 4,000 shares of our common stock in addition to any shares they would acquire upon conversion of the Notes.

(3) Assumes that any other holders of Notes or any future transferee from any holder do not or will not beneficially own any common stock other than common stock into which the Notes are convertible at the conversion rate of 11.9033 shares of common stock per $1,000 principal amount of Notes.

        None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years with the exception of Deutsche Bank Securities Inc. and Lehman Brothers Inc. In the past three years, Deutsche Bank and Lehman Brothers have acted as underwriters of the Company's initial public offering and follow-on public offering and were initial purchasers in the offering of the Notes. The selling holders purchased all of the Notes in a private transaction. All of the Notes and the shares of common stock into which the Notes are convertible are "restricted securities" under the Securities Act.

        Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of common stock into which the Notes are convertible may increase or decrease.

                                      22.

                             PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the Notes and the common stock into which the Notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The Notes and the common stock into which the Notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     . on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Notes or the common stock may be listed or quoted at the time of sale;

     .    in the over-the-counter market;

     . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     . through the writing of options, whether the options are listed on an options exchange or otherwise;

     .    by pledge to secure debts and other obligations;

     .    through the settlement of short sales; or

     .    a combination of any of the above transactions.

     In connection with the sale of the Notes and the common stock into which the Notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or the common stock into which the Notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the Notes or the common stock into which the Notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the Notes or the common stock into which the Notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the Notes or common stock into which the Notes are convertible offered by them will be the purchase price of the Notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the Notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the Notes.

     In order to comply with the securities laws of some states, if applicable, the Notes and common stock into which the Notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes and common stock into which the Notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and common stock into which the Notes are convertible may be "underwriters" within the meaning of Section 2(11) of

                                      23.

the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any Notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific Notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the Notes to register their Notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes and the common stock, including liabilities under the Securities Act.

     A prospectus had not been and will not be filed under the securities laws of any province or territory of Canada to qualify the sale of Notes in such jurisdictions. The Notes are not being offered and may not be offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada except in compliance with or pursuant to an exemption from the registration and prospectus requirements of applicable securities laws in Canada.

                                      24.

                             DESCRIPTION OF NOTES

   The Notes were issued under an Indenture between us and State Street
Bank and Trust Company of California, N.A., as trustee (the "Trustee"). The following description is only a summary of the material provisions of the Indenture, the Notes and the registration rights agreement. We urge you to read the Indenture, the Notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "ours" and "Terayon" include only Terayon Communication Systems, Inc. and not its subsidiaries.

General

   We issued the Notes with a principal amount limited to $500,000,000. The Notes are unsecured, subordinated obligations of Terayon and will mature on August 1, 2007, unless earlier redeemed at our option as described under "Optional Redemption of the Notes" or repurchased by us at a holder's option upon a change in control of Terayon as described under "Right to Require Purchase of Notes upon a Change in Control." Interest on the Notes will accrue at 5% per annum shown and will be payable semiannually in arrears on February 1 and August 1 of each year, commencing on February 1, 2001. Interest on the Notes will accrue from July 20, 2000 or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the Notes on the immediately preceding January 15 and July 15, whether or not this day is a business day. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Indenture does not contain any restriction on:

   .  the payment of dividends;
   . the issuance of Senior Indebtedness (as defined below) or other indebtedness; or
   .  the repurchase of securities of Terayon

   and does not contain any financial covenants. Other than as described under "Right to Require Purchase of Notes upon a Change in Control," the Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of Terayon.

   We will pay the principal of, premium, if any, and interest on the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location.
We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses or by wire transfer to holders of at least $5,000,000 aggregate principal amount of Notes. Except under the limited circumstances described below, the Notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global Notes. There will be no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

Conversion Rights

   A holder may, at any time after October 24, 2000 and before August 1, 2007, convert a Note or any portion of a Note (if the portions are $1,000 or whole multiples of $1,000) into shares of common stock initially at a conversion price of $84.01 per share (which is equivalent to a conversion rate of approximately
11.9033 shares per $1,000 principal amount of Notes), unless the Note or a portion of the Note has been previously redeemed or repurchased. The right to convert a Note called for redemption will terminate at the close of business on August 1, 2007 unless we default in making the payment due on the redemption date. For information as to notices of redemption, see "Redemption of the Notes." If a holder of a Note has delivered notice of its election to have the Note repurchased as a result of a Change in Control, the Note may be converted only if the notice of election is withdrawn as described under "Right to Require Purchase of Notes upon a Change in Control."

                                      25.

   We will adjust the conversion price if (without duplication):

   (1)  we issue common stock as a dividend or distribution on our common stock;

   (2)  we subdivide, combine or reclassify our common stock;

   (3) we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

   (4) we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock, securities, cash, property, rights, warrants or options, excluding:

   .    those rights, warrants or options referred to in clause (3) above;
   . any dividend or distribution paid exclusively in cash referred to in clause (5) below; and
   .    any dividend or distribution referred to in clause (1) above;

   (5) we make a cash distribution to substantially all holders of our common stock, that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding 12 months exceeds 15% of our aggregate market capitalization on the date of the distribution; or

   (6) we complete a repurchase (including by way of a tender offer) of our common stock which involves an aggregate consideration that, together with:

   . any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding 12 months and

   . the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months exceeds 15% of our aggregate market capitalization on the expiration of the tender or exchange offer; or the conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

   If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each Note then outstanding would, without the consent of any holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the Note.

   We will not issue fractional shares of common stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the market price.

   Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a Note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the Note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

                                      26.

   If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the Notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the Notes.

   In addition, we may make any reductions in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

Subordination

   The payment of the principal of, premium, if any, and interest on the Notes will, to the extent described in the Indenture, be subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. The holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the Senior Indebtedness, or provision for payment in money or money's worth, before the holders of the Notes will be entitled to receive any payment in respect of the Notes, when there is a payment or distribution of assets to creditors upon our:

   .  liquidation;

   .  dissolution;

   .  winding up;

   .  reorganization;

   .  assignment for the benefit of creditors;

   .  marshaling of assets;

   .  bankruptcy;

   .  insolvency; or

   .  similar proceedings.

   No payments on account of the Notes or on account of the purchase or acquisition of Notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any Designated Senior Indebtedness other than a payment default that occurs that permits the holders of that Designated Senior Indebtedness to accelerate its maturity and (2) the Trustee and we receive the notice required by the Indenture, no payments may be made on the Notes for up to 179 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the Notes may recover less, ratably, than holders of our Senior Indebtedness.

   "Senior Indebtedness" means:

   . the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations of us to any person for money borrowed that is evidenced by a Note, bond, debenture, loan agreement, or similar instrument or agreement;

   . commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

                                      27.

     If we opt to redeem less than all of the Notes at any time, the Trustee will select or cause to be selected the Notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the Trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.


Mandatory Redemption

     Except as set forth below under "Right to Require Purchase of Notes upon a Change of Control," we are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Right to Require Purchase of Notes upon a Change in Control

     If a Change in Control (as defined below) occurs, each holder of Notes may require that we repurchase the holder's Notes on the date fixed by us that is not less than 45 nor more than 60 days after we give notice of the Change in Control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase.

     "Change in Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Terayon and its subsidiaries, taken as a whole, to any person or group of related persons, as defined in Section 13(d) of the Exchange Act (a "Group");
(ii) the approval by the holders of our capital stock of any plan or proposal for the liquidation or dissolution of Terayon (whether or not otherwise in compliance with the provisions of the applicable indenture); (iii) any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of or any successor to all or substantially all of our assets; or (iv) the first day on which a majority of the members of our board of directors are not Continuing Directors.

     The definition of Change in Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Terayon and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Terayon and its subsidiaries taken as a whole to another person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the board of directors of Terayon who (i) was a member of such board of directors on the date of the original issuance of the Notes or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

     On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

     We may not repurchase any Note at any time when the subordination provisions of the Indenture otherwise would prohibit us from making payments of principal in respect of the Notes. If we fail to repurchase the Notes when required under the preceding paragraph, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 30th day after the Change in Control, we must mail to the Trustee and all holders of the Notes a notice of the occurrence of the Change in Control, stating:

     .    the repurchase date;

     .    the date by which the repurchase right must be exercised;

                                      28.

     If we opt to redeem less than all of the Notes at any time, the Trustee will select or cause to be selected the Notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the Trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

Consolidation, Merger and Sale of Assets

     We may, without the consent of the holders of any of the Notes, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

     .    we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the Indenture and the Notes by means of a supplemental Indenture entered into with the Trustee; and

     .    after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

     Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Terayon under the Indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the Indenture and the Notes.

Modification and Waiver

     We and the Trustee may enter into one or more supplemental Indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental Indenture may, among other things:

     .    change the stated maturity of the principal of or any installment of interest on any Note;

                                      29.

     .    reduce the principal amount of, or the premium or rate of interest on, any Note;

     .    change the currency in which the principal of any Note or any premium or interest is payable;

     .    impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

     .    adversely affect the right provided in the Indenture to convert any
           Note;

     .    modify the subordination provisions of the Indenture in a manner adverse to the holders of the Notes;

     .    modify the provisions of the Indenture relating to our requirement to offer to repurchase Notes upon a Change in Control in a manner adverse to the holders of the Notes;

     .    reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture; or

     .    waive a default in the payment of principal of or any premium or interest on any Note.

     The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

     .    waive compliance by us with restrictive provisions of the Indenture other than as provided in the preceding paragraph; and

     .    waive any past default under the Indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

     Without the consent of any holders of Notes, we and the Trustee may enter into one or more supplemental Indentures for any of the following purposes:

     .    to cure any ambiguity, omission, defect or inconsistency in the
           Indenture;

     .    to evidence a successor to us and the assumption by the successor of our obligations under the Indenture and the Notes;

     .    to make any change that does not adversely affect the rights of any holder of the Notes;

     .    to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act; or

     .    to complete or make provision for certain other matters contemplated by the Indenture.

Events of Default

     Each of the following is an "event of default":

     (1) a default in the payment of any interest upon any of the Notes when due and payable, continued for 30 days;

     (2) a default in the payment of the principal of and premium, if any, on any of the Notes when due, including on a redemption date;

                                      30.

     (3) failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $20.0 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes;

     (4) a default by us in the performance, or breach, of any of our other covenants in the Indenture which are not remedied by the end of a period of 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

     (5) events of bankruptcy, insolvency or reorganization of Terayon or any significant subsidiary of Terayon.

     If an event of default described in clauses (1), (2), (3) or (4) occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued interest on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the Indenture are satisfied. If an event of default of the type referred to in clause (5) occurs, the principal amount of and accrued interest on the outstanding Notes will automatically become immediately due and payable.

     Within 90 days after a default, the Trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The Trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption obligation.

     The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an event of default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a Note in accordance with the Indenture, no holder may institute any proceeding or pursue any remedy with respect to the Indenture or the Notes unless it complies with the conditions provided in the Indenture, including:

     .    holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy; and

     .    holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense.

     We are required to deliver to the Trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the Indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

Book-Entry, Delivery and Form

     We issued the Notes sold in the United States in reliance on Rule 144A and in offshore transactions in reliance on Regulation S in the form of a Global Note. The Global Note was deposited with DTC, the clearing agency that was designated to act as depositary for the Notes, and registered in the name of DTC.

     Investors who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and who purchase Notes in reliance on Rule 144A under the Securities Act may hold their interests in a Global Note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

                                      31.

     Investors who purchase Notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in a Global Note directly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System and Clearstream Banking, if they are participants in these systems, or indirectly through organizations that are participants in these systems. Euroclear and/or Clearstream Banking will hold interests in a Global Note on behalf of their participants through their respective depositaries, which in turn will hold the interests in a Global Note in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A., is acting initially as depositary for Clearstream Banking and The Chase Manhattan Bank is acting initially as depositary for Euroclear.

     Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     .    a limited-purpose trust company organized under the laws of the State of New York;

     .    a member of the Federal Reserve System;

     .    a "clearing corporation" within the meaning of the New York Uniform
           Commercial Code; and

     .    a "clearing agency" registered pursuant to the provisions of Section
           17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include:

     .    securities brokers and dealers;

     .    banks;

     .    trust companies;

     .    clearing corporations; and

     .    certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to the procedures established by DTC (1) upon the issuance of the Global Note, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of participants and
(2) ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Note other than participants). Ownership of beneficial interests in the Global
Note is limited to participants or persons that may hold interests through participants.

     So long as DTC or its nominee is the registered holder and owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the Notes represented by the Global Note for all purposes under the indenture and the Notes. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to receive definitive Notes and will not be considered to be the owners or holders of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC

                                      32.

would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

     We will make payments of the principal of, and interest on, the Notes represented by a Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the Trustee nor any paying agent will have any responsibility or liability for:

     .    any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note;

     .    maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

     .    any other aspect of the relationship between DTC and its participants;
           or

     .    the relationship between the participants and indirect participants and the owners of beneficial interests in a Global Note.

     Unless and until it is exchanged in whole or in part for definitive Notes, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. If a holder requires physical delivery of a definitive Note for any reason, including to sell Notes to persons in jurisdictions which require physical delivery or to pledge Notes, the holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a Global Note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transactions interests in a Global Note settled

                                      33.
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during the processing day will be reported to the relevant Euroclear or
Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

     We expect that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a Global Note are credited and only in respect of the portion of the aggregate principal amount of the Notes as to which the participant or participants has or have given direction. However, if there is an event of default under the Notes, DTC will exchange the Global Notes for definitive Notes, which it will distribute to its participants. These definitive Notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, Euroclear, and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as a depositary for Global Notes or ceases to be a clearing agency registered under the Securities Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive Notes in exchange for the Global Notes. The definitive Notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

Registration Rights

     We entered into a registration rights agreement with the initial purchasers of the Notes for the benefit of the holders of the Notes and the common stock issuable on conversion of the Notes. Under this agreement, we will, at our cost:

     .    on or prior to October 24, 2000, file a registration statement with the Securities and Exchange Commission covering resales of the Notes and the common stock issuable on conversion of the Notes;

     .    use all reasonable efforts to cause the registration statement to be declared effective under the Securities Act no later than January 22, 2001; and

     .    use all reasonable efforts to keep the registration statement of which this prospectus forms a part effective after its effective date for as long as required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation.

     We have the right to suspend use of the registration statement during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If we fail to file the registration statement on or prior to October 24, 2000, or if after the registration statement has been declared effective, we fail to keep the registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of Notes and all holders of common stock issued on conversion of the Notes equal to 0.5% per annum until such failure is cured.

     A holder who elects to sell any securities pursuant to the registration statement:

     .    will be required to be named as selling security holder;

     .    will be required to deliver a prospectus to purchasers;

     .    will be subject to the civil liability provisions under the Securities
           Act in connection with any sales; and

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     .    will be bound by the provisions of the registration rights agreement which are applicable, including indemnification obligations.

     We refer to the Notes and the common stock issuable on conversion of the Notes as "registrable securities." Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as may be reasonably requested by us, after the effectiveness of the registration statement, we will file an amendment to the registration statement or supplement to the related prospectus to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities under the registration statement.

Governing Law

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                                      35.
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                         DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

     As of January 16, 2001, there were 67,278,774 shares of our common stock outstanding held of record by approximately 744 stockholders.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of our preferred stock. Holders of our common stock have no preemptive rights and no right to convert our common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

     Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. None of the preferred stock has been issued. Our Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. Preferred stock could thus be issued quickly with terms calculated to delay, defer or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of our preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of the holders our common stock. No shares of preferred stock currently are outstanding, and we have no current plans to issue any shares of our preferred stock.

Warrants

     In April 1998, we issued to Shaw a warrant that gives Shaw the right to purchase an indeterminate number of shares of our common stock for an aggregate price of $1.00. This warrant allows Shaw to purchase additional shares of our common stock when we issue certain new equity securities at a price per share below $19.50. Shaw's right to receive additional shares of our common stock pursuant to this warrant terminates when Shaw ceases to own shares of our common stock. As of December 15,2000, Shaw had the right to receive 72,318 shares pursuant to this warrant.

     In October 1999, one of our customers entered into an agreement with Telegate whereby the customer committed to an investment in Telegate in connection with our acquisition of all the outstanding shares of Telegate. The customer committed to provide this investment in the event that our acquisition of Telegate was not to have closed. In consideration of the customer making this commitment, we agreed to issue a warrant to purchase 2,000,000 shares of our common stock to be issued on the date of the Telegate closing. In January 2000, we issued the customer a warrant to purchase 2,000,000 shares of our common stock at a price of $30.75 per share, the closing price of our common stock on the date the warrant was issued. The warrant is fully vested, non-forfeitable, and immediately exercisable and has a term of three years.

                                      36.
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     Pursuant to a registration rights agreement between us and the holders of the Notes, the holders of the Notes are entitled to have their Notes and Shares of common stock into which the Notes convert registered on a registration statement and keep the registration statement effective until July 26, 2002.

Convertible Notes

     In July 2000, we issued $500,000,000 of 5% Convertible Subordinate Notes due in August 2007. The Notes are convertible into shares of common stock at a conversion price of $84.01 per share at any time on or after October 24, 2000, unless previously redeemed or repurchased. We may redeem some or all of the Notes at any time on or after October 24, 2000 and before August 7, 2003 at a redemption price of $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest, if any, if the closing price of our stock exceeds 150% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the redemption notice. We may redeem the Notes at any time on or after August 7, 2003 at specified prices plus accrued and unpaid interest. Interest is payable semiannually.

Registration Rights

     Pursuant to an agreement between us and the holders (or their permitted transferees) of approximately 12,472,318 shares of our common stock ("Holders"), the Holders are entitled to certain rights with respect to registration of such shares for sale in the public market. The Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If we propose to register our common stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled at our expense to include such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration or exclude such shares entirely. In addition, certain of the Holders may require us, at our expense, on no more than six occasions, to file a registration statement under the Securities Act with respect to their shares of our common stock. Further, certain Holders may require us at our expense on no more than four occasions, to register all or portion of their shares on Form S-3, subject to certain conditions and limitations. These rights expire in August 2005.

     Pursuant to a registration rights agreement between us and the holders of the Notes, the holders of the Notes are entitled to have their Notes and shares of common stock into which the Notes convert registered on a registration statement and to have the registration statement remain effective until July
26, 2002. See "Description of Notes--Registration Rights."

Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law

Charter Documents

     Our Restated Certificate and Restated Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, the Restated Certificate provides that all stockholder action must be effected at a duly called meeting of holders and not by a consent in writing. Second, the Restated Bylaws provide that special meetings of the holders may be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer or
(iii) Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Third, the Certificate and the Bylaws provide for a classified Board of Directors. The Certificate includes a provision requiring cumulative voting for directors only if required by applicable California law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. As a result of the provisions of the Certificate and applicable California and Delaware law, at any annual meeting whereby the Company had at least 800 stockholders as of the end of the fiscal year prior to the record date for such annual meeting, stockholders will not be able to cumulate votes for directors. Finally, the Restated Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of the Restated Certificate and Restated Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of our company. These provisions also may have the effect of preventing changes in the management of our company.

Delaware Takeover Statute

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction pursuant to which the person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's

                                      37.
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            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes and common stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to beneficial owners that will hold Notes and common stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and who, for U.S. federal income tax purposes, are (i) individual citizens or residents of the U.S., (ii) corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons ("U.S. Holders") or any trust that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, initial holders whose "functional currency" is not the U.S. dollar, persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell Notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial holders of the Notes who purchase the Notes at their "issue price" as defined in
Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to Non-U.S. Holders) of any applicable foreign, state, local or other jurisdiction.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

     Taxation of Interest

     Interest paid on the Notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a Note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such Note (or the timing of such recognition) if the likelihood of the payment, as of the date the Notes are issued, is remote. Our failure to file or cause to be declared effective a shelf registration statement as described under "Description of Notes--Registration Rights" may result in the payment of predetermined liquidated damages in the manner described therein. In addition, a holder may require us to redeem any and all of his Notes in the event of a Change in Control. We believe that the likelihood of a liquidated damages payment with respect to the Notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any Note. Similarly, we intend to take the position that a Change in Control is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "Change in Control" as affecting the yield to maturity of any Note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of Notes. There can be no assurance that the IRS will agree with such positions. Our

                                      38.
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determination that there is a remote likelihood of paying additional interest on the Notes is binding on each U.S. Holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours.

     Sale, Exchange or Redemption of the Notes

     Upon the sale, exchange (other than a conversion) or redemption of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. The deductibility of capital losses is subject to limitations.

     Market Discount

     The resale of the Notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on the Notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the Notes immediately after acquisition (other than at original issue) exceeds the holder's adjusted tax basis in the Notes. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires Notes at a market discount to treat as ordinary income any gain recognized on the disposition of such Notes to the extent of the "accrued market discount" on such Notes at the time of disposition, unless the holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the Notes at the time of acquisition, or, at the election of the holder, under a constant yield method. A holder who acquires Notes at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of 89.a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Notes until such Notes are disposed of in a taxable transaction. If a holder acquires Notes with market discount and receives our common stock upon conversion of such Notes, the amount of accrued market discount not previously included in income with respect to the converted Notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

     Under the President's recent budget proposal, accrual basis taxpayers could be required to accrue market discount currently, subject to certain limitations.

     Amortizable Premium

     A holder who purchases a Note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the Note's maturity date under a constant-yield method that reflects semiannual compounding based on the Note's payment period. Amortizable premium, however, will not include any premium attributable to a Note conversion feature. The premium attributable to the conversion feature is the excess, if any, of the Note's purchase price over what the Note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a Note and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

                                      39.
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     Deductibility of Interest

     Generally, under Section 279 of the Code, an interest deduction in excess of $5.0 million per year is not permitted with respect to certain "corporate acquisition indebtedness." Corporate acquisition indebtedness includes any indebtedness that is:

     . issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

     .    subordinated;

     . convertible directly or indirectly into the stock of the issuing corporation; and

     . issued by a corporation that has a debt to equity ratio that exceeds 2 to 1.

     Our ability to deduct all of the interest payable on the Notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the Notes was not determinative in our issuance of the Notes pursuant to this offering.

     Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the Notes will be adversely affected by these rules.

     Conversion of the Notes

     A U.S. Holder generally should not recognize any income, gain or loss upon conversion of a Note into common stock except with respect to cash received in lieu of a fractional share of common stock and with respect to market discount, as described above under "Market Discount." A U.S. Holder's tax basis in the common stock received on conversion of a Note should be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion should generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

     Distributions on Common Stock

     Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of Terayon's current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain. A dividend distribution to a corporate U.S. holder may qualify for a dividends received deduction.

     Adjustment of Conversion Price

     Holders of convertible debt instruments such as the Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the

                                      40.
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dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of Notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

     Sale of Common Stock

     Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

     Backup Withholding and Information Reporting

     Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments pursuant to the terms of a Note or common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a Note or common stock must be reported to the Service, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

     Treasury Regulations, generally effective after December 31, 2000, subject to certain transition rules, modify the currently effective information withholding and backup withholding procedures and requirements. U.S. Holders should consult their own tax advisors concerning the application of the new withholding regulations.

Special Tax Rules Applicable to Non-U.S. Holders

     Taxation of Interest

     In general, subject to the discussion below concerning backup withholding:

     Payments of interest on the Notes by us or any paying agent to a beneficial owner of a Note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h)(3) of the Code,
(ii) such Non-U.S. Holder is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied.

     Conversion of the Notes

     A Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on the conversion of a Note into common stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described above with respect to

                                      41.
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the sale or exchange of a Note or common stock. See "Sale, Exchange or
Redemption of the Notes or Common Stock" below.

     Adjustment of Conversion Price

     The conversion price of the Notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the Notes. See "U.S. Holders -- Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock.

     Distributions on Common Stock

     Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). A Non-U.S. Holder may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under the foregoing rules. However, prior to January 1, 2001, for purposes of an applicable tax treaty, if a stockholder's address is outside the United States it will be assumed that such stockholder is a citizen or resident of that country absent the payor's knowledge to the contrary.

     Sale, Exchange or Redemption of the Notes of Common Stock

     A Non-U.S. Holder of a Note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such Note or common stock unless (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of a Note or common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes. We do not believe that we currently are a USRPHC or that it will become one in the future.

     Interest on Notes not excluded from U.S. withholding tax as described above generally will be a subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

     To satisfy the certification requirements referred to in (iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a Note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder and must-provide such owner's name and address, and U.S. taxpayer identification number ("TIN"), if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

                                      42.

     Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of Notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a TIN. A look-through rule will apply in the case of tiered partnerships.

     If a Non-U.S. Holder of a Note is engaged in a trade or business in the U.S. and if interest on the Note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U. S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U. S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI or 4224 or successor form in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     U.S. Federal Estate Tax

     A Note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

     Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the Notes and common stock.

     Backup Withholding and Information Reporting

     In the case of payments of interest on a Note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

     Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

     Payments of the proceeds of the sale of a Note or common stock to or through a foreign office of a U.S. broker or a foreign broker that is a "controlled foreign corporation" within the meaning of the Code or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S. are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

     Under current Treasury Regulations, payments of the proceeds of a sale of a Note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee

                                      43.

certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a Note or common stock will be allowed as a credit against such holder's U.S. federal income tax, if any, or will be otherwise refundable provided that the required information is furnished to the IRS in a timely manner.

     As noted above, new regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A Non-U.S. Holder of a Note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to Notes or common stock after December 31, 2000.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                      44.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes offered by this prospectus and the common stock issuable upon conversion of the Notes are being passed upon for us by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended on Form 10-K/A, for the year ended December 31, 1999, as set forth in their reports, which are incorporated by reference in the prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance of Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

     The financial statements of Mainsail Networks, Inc., appearing in Terayon Communication System, Inc.'s Current Report on Form 8-K/A filed October 18, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Mainsail Networks, Inc's financial statements included in Terayon Communication Systems, Inc.'s Current Report on Form 8-K/A filed October 18, 2000 are incorporated by reference in reliance on Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

     Kost, Forer and Gabbay, a member of Ernst and Young International, independent auditors, have audited the financial statements of Telegate Ltd. included in Terayon Communication Systems, Inc.'s Current Report on Form 8-K/A filed June 29, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. Telegate Ltd.'s financial statements included in Terayon Communication Systems, Inc.'s Current Report on Form 8-K/A filed June 29, 2000 are incorporated by reference in reliance on Kost, Forer and Gabbay's report, given on their authority as experts in accounting and auditing.

     Kost, Forer and Gabbay, a member of Ernst and Young International, independent auditors, have audited the consolidated financial statements of ComBox Ltd. included in Terayon Communication Systems, Inc.'s Current Report on Form 8-K/A filed June 29, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. ComBox Ltd.'s consolidated financial statements included in Terayon Communication Systems, Inc.'s Current Report on Form 8-K/A filed June 29, 2000 are incorporated by reference in reliance on Kost, Forer and Gabbay's report, given on their authority as experts in accounting and auditing.

     The audited historical statements of assets acquired and liabilities assumed and of net sales and direct costs and operating expenses of the Access Network Electronics business of Tyco Electronics Corporation as of and for the year ended June 30, 1999, incorporated in this Registration Statement by reference to the Current Report on Form 8-K/A of Terayon Communication Systems, Inc. filed June 29, 2000, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the limited presentation of such statements, as discussed in Note 2 to the statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      45.

                      WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     . Annual Report on Form 10-K for the year ended December 31, 1999, as amended on Form 10-K/A filed on April 28, 2000;

     .    Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     .    Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

     . Quarterly Report on Form 10-Q for the quarter ended September 30, 2000; as amended on the Form 10-Q/A filed on November 15, 2000;

     . Current Report on Form 8-K filed on May 3, 2000, as amended on Form 8-K/A filed on May 8, 2000 and as amended on Form 8-K/A filed on June 29, 2000;

     .    Current Report on Form 8-K filed on July 18, 2000;

     . Current Report on Form 8-K filed on October 5, 2000 and as amended on Form 8-K/A on October 18, 2000;

     .    Current Report on Form 8-K filed on October 23, 2000;


     .    Current Report on Form 8-K filed on January 9, 2001; and

     . The description of the common stock contained in our Registration Statement on Form 8-A, as filed on July 20, 1998 with the SEC.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                    Terayon Communication Systems, Inc.
                    2952 Bunker Hill Lane
                    Santa Clara, CA 95054
                    (408) 727-4400

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                      46.

We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of _____________, 2001. You should not assume that this prospectus is accurate as of any other date.

TABLE OF CONTENTS

                                                                 PAGE
Forward-Looking Statements...................................       1
Prospectus Summary...........................................       2
Risk Factors.................................................       4
Ratio of Earnings to Fixed Charges...........................      21
Use of Proceeds..............................................      21
Selling Holders..............................................      22
Plan of Distribution.........................................      23
Description of Notes.........................................      25
Description of Capital Stock.................................      36
Certain United States Federal Income Tax Considerations......      38
Legal Matters................................................      45
Experts......................................................      45
You Can Find More Information................................      46

                        $500,000,000 OF 5% CONVERTIBLE
                              SUBORDINATED NOTES
                              DUE AUGUST 1, 2007

                              5,951,673 SHARES OF

                          COMMON STOCK ISSUABLE UPON
                             CONVERSION OF THE 5%
                               CONVERTIBLE NOTES
                              DUE AUGUST 1, 2007


                                  PROSPECTUS



                      TERAYON COMMUNICATION SYSTEMS, INC.

                               ___________, 2001

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses, all of which will be paid by us, in connection with the distribution of our common stock being registered. All amounts are estimated, except the SEC registration fee:

      SEC registration fee............................  $132,000
      Accounting fees.................................    70,000
      Legal fees and expenses.........................   150,000
      Miscellaneous...................................    20,000
      Printing and engraving..........................    40,000
                                                        --------
      Total...........................................  $412,000
                                                        ========

Item 15. Indemnification of Officers and Directors.

     As permitted by Section 145 of the Delaware General Corporation Law, our Bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions),
(iv) the rights conferred in our Bylaws are not exclusive, (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and (vi) we may not retroactively amend the Bylaws provisions relating to indemnity.

     We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director or officer or any of our affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16. Exhibits and Financial Statement Schedules.

     Exhibit
      Number   Description of Document

     * 4.1     Form of Security for Terayon Communication Systems, Inc.'s 5%
               Convertible Subordinated Notes due August 1, 2007.
     * 4.2     Indenture between Terayon Communication Systems, Inc., as Issuer, and State Street Bank and Trust Company of California, N.A., as
               Trustee, dated July 26, 2000.
     * 4.3     Purchase Agreement by and among Terayon Communication Systems,
               Inc. and Deutsche Bank Securities, Inc. and Lehman Brothers, Inc.
               dated July 20, 2000.
     * 4.4     Registration Rights Agreement by and among Terayon Communication
               Systems, Inc. and Deutsche Bank Securities, Inc. and Lehman
               Brothers, Inc..
       5.1     Opinion of Cooley Godward LLP.
     *12.1     Statement regarding computation of ratios.
     *23.1     Consent of Ernst & Young LLP, Independent Auditors.
     *23.2     Consent of Ernst & Young LLP, Independent Auditors.
     *23.3     Consent of PricewaterhouseCoopers LLP, Independent Accountants.
     *23.4     Consent of Kost, Forer & Gabbay (a member of Ernst & Young
               International), Independent Auditors.
     *23.5     Consent of Kost, Forer & Gabbay (a member of Ernst & Young
               International), Independent Auditors.

     23.6    Consent of Cooley Godward LLP (reference is made to Exhibit 5.1).
    *24.1    Power of Attorney. Reference is made to the signature page.
    *25.1    Statement of Eligibility of Trustee.


* Previously filed

Item 17. Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We hereby undertake:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 19 day of January, 2001.

                                    TERAYON COMMUNICATION SYSTEMS, INC.

                                    By: /s/ Dr.Zaki Rakib
                                        -------------------------------
                                         Dr. Zaki Rakib
                                         Chief Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


            Signature                                     Title                                    Date
            ---------                                     -----                                    ----
                                        Chief Executive Officer and Director (Principal         January 19, 2001
     /s/ Dr. Zaki Rakib
--------------------------------
         Dr. Zaki Rakib                 Executive Officer)

                                        Chief Financial Officer (Principal Financial and        January 19, 2001
      /s/ Ray M. Fritz
--------------------------------
          Ray M. Fritz                  Accounting Officer)

                                        President and Chairman of the Board of Directors        January 19, 2001
      /s/ Shlomo Rakib
--------------------------------
          Shlomo Rakib                  Director

                                        Director                                                January 19, 2001
    /s/ Michael D'Avella
--------------------------------
        Michael D'Avella

                                        Director                                                January 19, 2001
      /s/ Alek Krstajic
--------------------------------
          Alek Krstajic

                                        Director                                                January 19, 2001

 /s/ Christopher J. Schaepe
--------------------------------
     Christopher J. Schaepe

                                        Director                                                January 19, 2001
      /s/ Lewis Solomon
--------------------------------
          Lewis Solomon

                                        Director                                                January 19, 2001
      /s/ Mark Stevens
--------------------------------
          Mark Stevens


  By: /s/ Dr. Zaki Rakib
--------------------------------
          Dr. Zaki Rakib
          Attorney-in-fact


                                 EXHIBIT INDEX

Exhibit Number      Description of Document

*4.1 Form of Security for Terayon Communication Systems, Inc.'s 5% Convertible Subordinated Notes due August 1, 2007.

*4.2 Indenture between Terayon Communication Systems, Inc., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee, dated July 26, 2000.

*4.3 Purchase Agreement by and among Terayon Communication Systems, Inc. and Deutsche Bank Securities, Inc. and Lehman Brothers, Inc. dated July 20, 2000.

*4.4 Registration Rights Agreement by and among Terayon Communication Systems, Inc. and Deutsche Bank Securities, Inc. and Lehman Brothers, Inc..

  5.1  Opinion of Cooley Godward LLP.

*12.1  Statement regarding computation of ratios.

*23.1  Consent of Ernst & Young LLP, Independent Auditors.

*23.2  Consent of Ernst & Young LLP, Independent Auditors.

*23.3  Consent of PricewaterhouseCoopers LLP, Independent Accountants.

*23.4  Consent of Kost, Forer & Gabbay (a member of Ernst & Young
       International), Independent Auditors.

*23.5  Consent of Kost, Forer & Gabbay (a member of Ernst & Young
       International), Independent Auditors.

 23.6  Consent of Cooley Godward LLP (reference is made to Exhibit 5.1).

*24.1  Power of Attorney. Reference is made to the signature page.

*25.1  Statement of Eligibility of Trustee.


* Previously filed.